Exhibit 99.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation of our report dated 15 June 2009, with respect to the consolidated balance sheet of Linux Gold Corp. as at 28 February 2009 and the related consolidated statements of operations, cash flows and changes in stockholders’ equity (deficiency) for the year ended 28 February 2009 on Form 20-F dated 10 September 2009.

/s/ James Stafford
Vancouver, Canada Chartered Accountants

10 September 2009